

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via E-mail
Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

Re: **Kayak Software Corporation**
        Amendment No. 5 to Registration Statement on Form S-1
        Filed May 27, 2011
        File No. 333-170640

Dear Ms. Klein:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, references to prior comments refer to our letter dated March 25, 2011.

Prospectus Summary

Overview, page 1

1.   You have added disclosure to the overview stating that in addition to sending users to third parties to complete their travel bookings, "in some cases" you enable users to make hotel bookings directly through your websites and mobile applications. We note from a KAYAK press release dated March 14, 2011, that the direct-booking feature for hotels "was released in a limited beta and will be fully released in the coming weeks," and we note further from your response to prior comment 6 that you do not currently provide significant online booking services. Please advise of the current status of this feature. If appropriate, please revise your disclosure here and throughout the prospectus to reflect the current availability and significance to your business (in quantitative terms, if possible) of the direct-booking feature.

2.   We note that the overview presents the company's Adjusted EBITDA for the three months ended March 31, 2011, as compared to the year-earlier period. Please clearly identify Adjusted EBITDA as a non-GAAP financial measure the first time it is referenced in the prospectus. Note also that GAAP measures should be calculated and presented with equal or greater prominence as non-GAAP measures. Accordingly, please revise your disclosure here to present the most directly-comparable GAAP financial measure for the same periods that you present Adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

3.   We have reviewed your response to prior comment 6 and we do not believe your
         analogy to a retail store is appropriate given the description of the company's
         business in the registration statement. Additionally, we believe the revised
         consolidated statements of operations do not comply with Rule 5-03 of Regulation S-
         X as a result of the exclusion of certain technology and personnel costs from cost of
         revenues. Furthermore, if the company continues to exclude all depreciation and
         amortization from cost of revenue, your statements of operations presentation should
         include a separate line item that includes all depreciation and amortization, inclusive
         of any impairment of long-lived assets, and a parenthetical note regarding the
         exclusion of depreciation and amortization from the cost of revenue line item should
         be added in accordance with SAB Topic 11B. Please revise accordingly.

Notes to Consolidated Financial Statements

Note 6. Intangible Assets, page F-15

4.   We note that the accumulated amortization column total presented in your table at
         March 31, 2011 does not equal the sum of the accumulated amortization balances for
         each intangible asset class. Please revise accordingly.

         You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting
Branch Chief, at (202) 551-3406 if you have questions or comments on the financial
statements or related matters. Please contact Katherine Wray at (202) 551-3483 with any other
questions. If you thereafter require further assistance, please call me at (202) 551-3462.

                                                              Sincerely,

                                                              /s/ Mark P. Shuman

                                                              Mark P. Shuman
                                                              Branch Chief - Legal

cc: Via E-mail
        Michael A. Conza
        Bingham McCutchen LLP